SECURITIES AND EXCHANGE Commission
                              Washington, D C 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                        Circle International Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172574-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               May and August 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to a11 other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No. 172574-10-5                                          Page 2 of 5 Pages
                                       13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Gibert
       S.S.  ####-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)______

       (b)______

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S. Citizen

--------------------------------------------------------------------------------
     NUMBER OF      |  5     SOLE VOTING POWER
     SHARES         |           1,004,500
                    ------------------------------------------------------------
     BENEFICIALLY   |  6     SHARED VOTING POWER
     OWNED BY       |              -0-
                    ------------------------------------------------------------
     EACH           |  7     SOLE DISPOSITIVE POWER
     REPORTING      |           1,004,500
                    ------------------------------------------------------------
     PERSON WITH    |  8     SHARED DISPOSITIVE POWER
                    |              -0-
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                            -0-

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          5.8%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
                       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 172574-10-5                                          Page 3 of 5 Pages
                                       13D


ITEM 1.     Security and Issuer:
            -------------------

     This statement relates to the Common Stock, $1.00 par value per share (the "Common Stock"), issued by Circle International Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 260 Townsend Street, San Francisco, California 94107-0933.


ITEM  2.    Identity and Background:
            -----------------------

      The following person is filing this statement:

                                         Present Principal Occupation or
                                         Employment; Name, Principal Business,
Name and Residence or                    and Address of Organization in which
Business Address                         such Employment is Conducted.

Peter Gibert                             President and Managing Director
Circle Espana Ltd.                       Circle Espana Ltd.
C/Atlantic, 111 - 2 Planta (Z.A.L.)      C/Atlantic, 111 - 2 Planta (Z.A.L.)
Zona De Actividades Logisticas           Zona De Actividades Logisticas
Puerto De Barcelona                      Puerto De Barcelona
E-08040 Barcelona,  Spain                E-08040 Barcelona,  Spain

     During the last five years, Mr. Gibert has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

     Mr. Gibert is a citizen of the United States and resides in Spain.

CUSIP No. 172574-10-5                                          Page 4 of 5 Pages
                                       13D



ITEM  3.    Source and Amount of Funds or other Consideration:
            -------------------------------------------------

     Mr. Gibert acquired 751,667 shares pursuant to the sale of Darrell J. Sekin & Co., Inc. to the Harper Group, Inc. in May, 1991. Thereafter, on February 18, 1992 he acquired 375,833 shares pursuant to a 50% stock dividend declared by the Company. See also the description of the award of 32,735 shares of restricted stock and stock options under Item 6 below.


ITEM 4.     Purpose of Transaction:
            ----------------------

     On May 21, 1999 Mr. Gibert acquired 37,000 shares of common stock through the exercise of stock options. The grant of these stock options is referenced in
Item 6 below (and was disclosed in Mr. Gibert's previous Schedule 13D filings) and the exercise of these options was reported in a Form 4 filing made on June 7, 1999.

     This option exercise was made because the stock options expired as of May 23, 1999 under the terms of the stock option agreement.

     On August 10 and August 18, 1999 Mr. Gibert disposed of a total of 33,000 shares as reported on a Form 4 filing made on September 9, 1999. The purpose of this transaction was to generate cash for personal financial requirements, including the payment of stock acquired through the exercise of the options noted above.

ITEM  5.    Interest in Securities of the Issuer:
            ------------------------------------

     (a) Peter Gibert owns a total of 1,004,500 shares of the Company's common stock, or 5.8% of the total outstanding, following the transactions which are the subject of this Schedule 13D.

     An additional 92,159 shares are held in a trust for the benefit of Mr. Gibert's children. Mr. Gibert is not a trustee of his children's trust and does not have voting or investment power over such shares or a reversionary interest in the trust.

     (b) Mr. Gibert has sole power to vote and direct the disposition of the 1,004,500 shares of the Company's common stock.

     (c) Other than as reported in Item 4 above, Mr. Gibert has not engaged in any transaction in the Company's common stock during the last 60 days.

CUSIP No. 172574-10-5                                          Page 5 of 5 Pages
                                       13D


ITEM 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:
            ----------------------------------------

     Pursuant to an Employment Agreement between Mr. Gibert and the Company effective May 21, 1991, Mr. Gibert received an option to purchase 25,000 additional shares of the Company's common stock on May 23, 1991. A subsequent stock dividend increased this amount to a total of 37,500 shares. The option vested on November 23, 1991 and was exercised on May 21, 1999. The Employment Agreement further provided for other employment benefits. The above-referenced Employment Agreement and Incentive Stock Option Agreement were discussed and incorporated into Mr. Gibert's Schedule's 13D filed on May 25, 1991 and filed on January 22, 1992.

     Effective as of March 16, 1995, Mr. Gibert received an award of 32,735 shares of restricted stock shares pursuant to the Company's Omnibus Equity Incentive Plan.

     On August 22, 1994, Mr. Gibert  executed a Restated and Amended  Promissory
Note in favor of the Company in the principal amount of $328,555. The terms of this Note are more fully discussed in the Company's Proxy Statement filed on or about April 1, 1999. The Restricted Stock Award Agreement referred to above, and the Restated and Amended Promissory Note were incorporated into Mr. Gibert's
Schedule 13D filed on September 12, 1995.

     Effective February 26, 1996 and December 14, 1998, Mr. Gibert was granted 60,000 and 18,750, respectively, options to purchase shares of the Company stock, as more fully discussed in the Company's Proxy Statement.

     Effective April 1, 1999 the Company sold to Mr. Gibert a 49% interest in its two subsidiaries in Spain and Portugal for US $1,280,000. The terms of this transaction are more fully described in the Company's Proxy Statement filed on or about April 1, 1999.

ITEM  7.    Material to be Filed as Exhibits:
            --------------------------------

      None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 14, 2000


/s/ Peter Gibert
--------------------
    Peter Gibert